UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **May 1, 2003**

AirTran Holdings, Inc.
(Exact name of registrant as specified in its charter)
State of Incorporation: **Nevada**

9955 AirTran Boulevard, Orlando, Florida 32827
(Address of principal executive offices) (Zip Code)

(407) 251-5600
(Registrant's telephone number, including area code)

Commission file number: **1-15991**   I.R.S. Employer Identification No: **58-2189551**



AirTran Airways, Inc.
(Exact name of registrant as specified in its charter)
State of Incorporation: **Delaware**

9955 AirTran Boulevard, Orlando, Florida 32827
(Address of principal executive offices) (Zip Code)

(407) 251-5600
(Registrant's telephone number, including area code)

Commission file number: **333-37487-09**   I.R.S. Employer Identification No: **65-0440712**

Item 5. Other Events.

On May 1, 2003 AirTran Holdings, Inc. issued a press release announcing the pricing of its offering of $100 million of 7% Convertible Notes due 2023 to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933.

The press release is attached as Exhibit 99 to this Current Report on Form 8-K and is incorporated herein by this reference.

Item 7. Exhibits.

Press release dated May 1, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.


AirTran Holdings, Inc.
(Registrant)


Date: May 2, 2003


/s/ Stanley J. Gadek
Stanley J. Gadek
Senior Vice President, Finance,
Treasurer and Chief Financial Officer
(Principal Accounting and Financial Officer)



AirTran Airways, Inc.
(Registrant)


Date: May 2, 2003


/s/ Stanley J. Gadek
Stanley J. Gadek
Senior Vice President, Finance,
Treasurer and Chief Financial Officer
(Principal Accounting and Financial Officer)


3

EXHIBIT 99

FOR IMMEDIATE RELEASE   Media Contact: Tad Hutcheson
May 1, 2003   tad.hutcheson@airtran.com
                                                              407.251.5578

AIRTRAN HOLDINGS PRICES $100 MILLION OF CONVERTIBLE NOTES

   ORLANDO, Fla. (May 1, 2003) - AirTran Holdings, Inc., (NYSE: AAI), the parent company of AirTran Airways, Inc., today announced the pricing of its offering of $100 million of 7% Convertible Notes due 2023 to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933. The sale of the notes is expected to close on May 7, 2003.

   These notes are convertible into AirTran Holdings, Inc., common stock at a conversion rate of 89.9281 shares per $1,000 principal amount of notes (equal to an initial conversion price of approximately $11.12 per share), subject to adjustment in certain circumstances. Holders of the notes may convert their notes only if: (i) the price of the AirTran Holdings Inc.'s common stock reaches a specified threshold; (ii) the trading price for the notes falls below certain thresholds; (iii) the notes have been called for redemption; or (iv) specified corporate transactions occur.

   AirTran Holdings, Inc., may redeem all or some of the notes for cash at any time on or after July 5, 2010, at a redemption price equal to the principal amount plus accrued and unpaid interest, if any, to the redemption date. Holders may require AirTran Holdings, Inc., to repurchase the notes on July 1 of 2010, 2013 and 2018 at a repurchase price equal to the principal amount plus accrued and unpaid interest, if any, to the repurchase date. AirTran Holdings, Inc., may elect to pay the repurchase price in cash or in shares of common stock, or a combination of both, subject to certain conditions.

   The Company has granted the initial purchasers of the notes a 30-day option to purchase up to an additional $25 million principal amount of the notes. AirTran Holdings, Inc., plans to use the net proceeds from the offering for working capital and general corporate purposes.

   This announcement is neither an offer to sell nor a solicitation to buy any of these notes and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

   The notes being offered and the common stock issuable upon conversion of the notes have not been registered under the Securities Act, or any state securities laws, and may not be offered or sold in the United States absent registration under, or an applicable exemption from, the registration requirements of the Securities Act and applicable state securities laws.

Editor's Note: The company issues financial statements quarterly. Statements regarding the Company's business model, continuous growth trends, strength of passenger demand and customers' response to our product are forward-looking statements and are not historical facts. Instead, they are estimates or projections involving numerous risks or uncertainties, including but not limited to, consumer demand and acceptance of services offered by the Company, the Company's ability to maintain current cost levels, commodity prices and actions by competitors, regulatory matters and general economic conditions. The Company disclaims any obligation to update or correct any of its forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the company's SEC filings, including but not limited to the company's report on Form 10-K for the year ended December 31, 2002. Copies of this filing may be obtained by contacting the Company or the SEC.